As filed with the Securities and Exchange Commission on May 12, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

American Greetings Corporation

(Name of Subject Company (issuer))

American Greetings Corporation (Issuer)

(Name of Filing Person (offeror, issuer or other person))

7.00% Convertible Subordinated Notes due July 15, 2006

(Title of Class of Securities)

026375AH8

026375AJ4

(CUSIP Numbers of Class of Securities)

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Oh 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th St.

Cleveland, OH 44114-3485

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$18,725.00***

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of $175,000,000 of the existing and outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 for $175,000,000 of new 7.00% Convertible Subordinated Notes due July 15, 2006.
**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.
***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule l3e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by American Greetings Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) validly tendered and accepted. The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated April 6, 2006, as amended (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is (a) amended and supplemented to the extent provided in Amendment No. 1 and Amendment No. 2 to the Schedule TO, and (b) hereby amended and supplemented to the extent specifically provided herein.

The Offering Memorandum is hereby amended and supplemented as follows:

The bullet points appearing at the end of the first paragraph on page iii of the Offering Memorandum are hereby amended and restated in their entirety as follows:

•	Annual Report on Form 10-K for the year ended February 28, 2006; and

•	Current Reports on Form 8-K filed on April 6, 2006 (expressly including information furnished under Item 2.02 thereof) and furnished on May 12, 2006 (expressly including information furnished under Item 7.01 thereof).

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

“As described under Item 7.01 of our Current Report on Form 8-K furnished on May 12, 2006, a copy of which has been filed as Exhibit (a)(1)(v) to this Amendment No. 3 to Schedule TO and is incorporated herein by reference, on May 11, 2006, we announced that we cannot assure you that we will pay dividends in the future; however, in the event that our board of directors determines to declare dividends in the future, we do not anticipate that the “ex-dividend” or record date for any dividend that our board of directors may declare will fall within the period from July 17, 2006 through and including August 1, 2006.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated April 6, 2006.*

(a)(1)(ii)	Letter of Transmittal, dated April 6, 2006.*

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)	Current Report on Form 8-K filed by the Company with the SEC on April 6, 2006 and incorporated herein by reference.*

(a)(1)(v)	Current Report on Form 8-K furnished by the Company with the SEC on May 12, 2006 and incorporated herein by reference.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Indenture of American Greetings Corporation as Issuer for the New Notes.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Greetings Corporation

By:	/s/ Stephen J. Smith
Name:	Stephen J. Smith
Title:	Vice President, Treasurer and Investor Relations

Dated: May 12, 2006